Exhibit 99.3

MARATHON PARTNERS NOMINATES SLATE OF THREE HIGHLY QUALIFIED DIRECTOR CANDIDATES FOR ELECTION AT e.l.f.’s 2020 ANNUAL MEETING

Highlights Concerns Regarding e.l.f.’s Share Price Underperformance, Runaway Overhead Expenses, Excessive Executive Compensation and Corporate Governance Shortfalls

Confident that Board Change is Required to Address Shareholder Concerns and Recommends Formation of a Special Committee to Investigate Ways of Improving Value for Long-Suffering Public Stockholders

Believes it is Time for the Board to Start Treating Public Investors as True Partners

NEW YORK, May 28, 2020 – Marathon Partners Equity Management, LLC, together with its affiliates (“Marathon Partners”), one of the largest stockholders of e.l.f. Beauty, Inc. (“e.l.f.” or the “Company”) (NYSE: ELF), with beneficial ownership representing approximately 5.2% of the Company’s outstanding common stock, today announced that it has nominated a slate of three highly qualified candidates, Beth Birnbaum, Mario Cibelli and Dhiren Fonseca, for election to e.l.f.’s Board of Directors (the “Board”) at the 2020 Annual Meeting of Stockholders of the Company scheduled to be held on August 27, 2020 (the “Annual Meeting”).

Since its IPO in September of 2016, e.l.f.’s share price has underperformed all major indices and other relevant consumer peer groups (see chart below), even though the Company has successfully grown both revenues and gross profits for years. Despite winning incremental shelf space, expanding to new retailer partners and growing internationally since its IPO, Marathon Partners believes that e.l.f.’s lack of discipline in managing overhead expenses has deprived shareholders of profit growth, and therefore, investment returns.

Company / Index	Total Return(1)
S&P 500	48.9%
Average of e.l.f. Peers(2)	36.2%
Dow Jones U.S. Consumer Goods Index	18.3%
Russell 2000	17.7%
e.l.f.	(1.9)%

(1)       Total return is measured from e.l.f.’s IPO date of 09/21/2016 to 05/26/2020 and includes reinvestment of dividends over the period. (Source: Bloomberg)

(2)     e.l.f. Peers include Coty, Estee Lauder, L'Oréal, Revlon and Shiseido.

Given such poor performance, Marathon Partners believes a special committee of the Board should be immediately formed to explore ways to improve shareholder value, including holding e.l.f.’s management accountable for its heavy cost structure, lucrative executive compensation and strategic decisions that have not produced benefits for stockholders.

Marathon Partners seeks Board representation and key committee placements to help align management incentives and drive improved performance for shareholders. The slate of directors also intends to clean up corporate governance weaknesses left in place by TPG Growth and its former executive, Bill McGlashan. Among other areas, this includes adding a say-on-pay resolution in the Company’s proxy statement for shareholders to vote on at the Annual Meeting, as well as the elimination of the “evergreen” provision allowing for egregious equity dilution without shareholder approval. Marathon Partners strongly believes that the e.l.f. shareholders deserve a vote on share issuance tied to executive compensation plans.

Mario Cibelli, managing member of Marathon Partners, issued the following statement:

“We have constructively engaged with the management team and Board of e.l.f. for almost two years at this point. We continue to be frustrated by the directors’ willingness to tolerate obvious underperformance, all the while richly rewarding the senior executive team despite the lack of profit growth and shareholder returns. After almost four years of no progress for the public shareholders, it is time for change at the Board level and to begin a process of investigating new ideas for improving shareholder value. We are confident that our slate can bring great energy and fresh perspectives on helping to solve critical shareholder issues.”

Mr. Cibelli continued:

“Our slate strongly believes that expense controls and cost discipline are needed for e.l.f. to succeed and gain the confidence of public shareholders. While the Company’s most recent quarterly top-line results were impressive, once again, a new high water mark has been set for overhead expenses. The senior leadership team continues to promise that fixed cost leverage is just around the corner, but has broken too many promises on this and other fronts. The CEO’s excessive compensation plan affords him a level of patience in creating value that is simply unavailable to the public shareholders.”

Mr. Cibelli concluded:

“From day one of our campaign for change, we have sought to be treated as true partners in the business by e.l.f.’s management team and the Board. The stockholders of e.l.f. deserve much greater effort and attention from their directors to seek solutions for improving shareholder value. We pinpointed a number of pressing issues at the Company and pushed hard for positive change. If elected, we are confident that our group of highly-qualified director candidates has the ability to enhance outcomes for shareholders through a focus on cost discipline, efficiency of operations, improved executive incentive programs and the pursuit of best practices in corporate governance by e.l.f.”

Marathon Partners’ Highly Qualified Nominees:

Beth Birnbaum serves on the boards of directors of John Wiley & Sons, a global leader in scholarly research and education; Bridge Legal, an automated marketing, intake and payments platform for law firms; Ripl, a provider of social media marketing tools for small business; Foodee, a company that provides curated catering meals for modern offices; Forterra, which secures keystone urban, rural and wild spaces in Washington State, and on the board of trustees of Partners in Health, the global healthcare provider. She previously served as Chief Operating Officer at PlayFab, the backend service platform for gaming acquired by Microsoft, where she led business operations, sales, marketing, customer success and financial planning. Prior to that, Ms. Birnbaum served in a variety of roles at GrubHub, most recently as senior vice president of product, and led product management, user experience and design during GrubHub's growth from a $20 million in revenue startup to a public company with over $350 million in revenues. Earlier in her career, Ms. Birnbaum served in a variety of roles at Expedia, including as vice president of product and connectivity, redesigning Expedia's commercial and technical relationships with global distribution systems. Ms. Birnbaum received an MBA from INSEAD and a Bachelor of Arts in Economics and International Studies from Yale University.

Mario Cibelli is the Managing Member of Marathon Partners Equity Management, LLC, an investment management firm, which he founded in January 2001 and has managed since its inception. Mr. Cibelli has been in the investment business since 1990 and has been investing in consumer and internet enabled companies for over 20 years. From June 1990 to October 1991, Mr. Cibelli worked for Gabelli Asset Management Company ("GAMCO"). After GAMCO, he joined Prudential Securities from October 1991 to October 1993 in the Capital Markets group as an analyst.  From October 1993 until June 2013, Mr. Cibelli was employed by Robotti & Company, a value-oriented firm specialized in smaller company investing, in various positions. Mr. Cibelli previously served as a director of Shutterfly. Mr. Cibelli received his Bachelor of Science in Business Management degree from the School of Management at Binghamton University.

Dhiren Fonseca served as the Chief Commercial Officer at Expedia, where he spent more than 18 years contributing greatly to the online travel company’s growth and success, serving in a host of key roles including Co-President of its global partner services group and senior vice president of corporate development. Mr. Fonseca helped to found Expedia as part of the management team at Microsoft that brought the online travel company to life in 1995 and subsequently took it public in 1999. Before Expedia, he held multiple roles in product management and corporate technical sales at Microsoft. Mr. Fonseca currently serves on the boards of directors of Alaska Air Group and Diamond Resorts, Rackspcace, Redbox Automated Retail and Rentpath. He previously served as a director at Caesars Acquisition Corp., eLong and Hotel Tonight.

About Marathon Partners:

Marathon Partners Equity Management, LLC is a fundamental, research intensive investment firm that deploys capital with a long-term investment horizon.

Investor Contact:

Mario Cibelli or Eric Hidy

(212) 490-0399

http://www.marathonpartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Marathon Partners Equity Management, LLC, together with the other participants named herein (collectively, “Marathon”), intends to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2020 annual meeting of stockholders of e.l.f. Beauty, Inc., a Delaware corporation (“ELF” or the “Company”).

MARATHON STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

Participants in the Solicitation

The participants in the anticipated solicitation are expected to be Marathon Partners L.P. (“Partners LP”), Marathon Focus Fund L.P. (“Focus Fund”), Marathon Partners LUX Fund, L.P. (“Lux Fund”), Cibelli Research & Management, LLC (“Cibelli Research”), Marathon Partners Equity Management, LLC (“Marathon Partners”), Mario D. Cibelli, Beth Birnbaum and Dhiren Fonseca.

As of the date hereof, Partners LP beneficially owns 1,250,000 shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company. As of the date hereof, Focus Fund beneficially owns 160,000 shares of Common Stock. As of the date hereof, Lux Fund beneficially owns 1,175,000 shares of Common Stock. As the general partner of each of Focus Fund and Lux Fund, Cibelli Research may be deemed to beneficially own the 1,335,000 shares of Common Stock owned in the aggregate by Focus Fund and Lux Fund. As the investment manager of each of Partners LP, Focus Fund and Lux Fund, and the general partner of Partners LP, Marathon Partners may be deemed to beneficially own the 2,585,000 shares of Common Stock owned in the aggregate by Partners LP, Focus Fund and Lux Fund. As managing member of each of Cibelli Research and Marathon Partners, Mr. Cibelli may be deemed to beneficially own 2,595,200 shares of Common Stock (consisting of 10,200 shares of Common Stock beneficially owned directly by Mr. Cibelli and in the accounts of his family members, and 2,585,000 shares of Common Stock owned in the aggregate by Partners LP, Focus Fund and Lux Fund). As of the date hereof, Ms. Birnbaum does not beneficially own any shares of Common Stock. As of the date hereof, Mr. Fonseca beneficially owns 5,700 shares of Common Stock held in an IRA account for the benefit of his spouse.